Results of General Shareholders’ Meeting for the Fiscal Year of 2005

On March 21, 2006, Shinhan Financial Group held the general shareholders’ meeting for the fiscal year of 2005, and all the 6 agenda listed below were approved as originally proposed.

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2005 (January 1, 2005 ~ December 31, 2005).
2) Amendments of the Articles of Incorporation
3) Appointment of directors
4) Appointment of Audit Committee members
5) Approval of director remuneration limit
6) Approval of stock option grant to the executives, department heads, and directors of Shinhan Financial Group and its Subsidiaries

For each details of originally proposed agenda, please refer to our Convocation Notice of the 5th general shareholders’ meeting, which was disclosed on February 24, 2006.

Grant of Stock Options to Executives, Department Heads, and Outside Directors

Pursuant to Article 14 of the Articles of Incorporation, 3,296,200 shares of stock option were granted to the Group’s executives, department heads and outside directors through the resolution of our general shareholders’ meeting for the fiscal year of 2005.

A. Grant of Stock Options(1,247,700 shares) to Executives of Shinhan Financial Group and its subsidiaries

à Please refer to our Form 6-K filed on February 24, 2006.

B. Grant of Stock Options to Department Heads of Shinhan Financial Group and its Subsidiaries
1) Grantees

1,147 Department heads of Shinhan Financial Group and its subsidiaries

2) Number of options to be granted

Stock options to purchase 2,008,500 shares in total.

* Other terms and conditions are the same as we reported previously on February 24, 2006.

C. Grant of Stock Options to Outside Directors of Shinhan Financial Group

1)	Grantees and number of options to be granted

Company	Title	Name	No. of Shares

SFG Outside Director With professional expertise	Outside Director	Shee Yul Ryoo	10,000

	Outside Director	Yoon Soo Yoon	10,000

	Outside Director	Sang Yoon Lee	10,000

	Outside Director	Il Sup Kim	10,000

Total			40,000

*	Other terms and conditions are the same as we reported previously on February 24, 2006.

Additionally, Shinhan bank and Chohung bank, our major banking subsidiaries, held the general shareholders’ meeting for the fiscal year of 2005, and both two agenda listed below were approved as originally proposed, respectively.

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2005 (January 1, 2005 ~ December 31, 2005).
2) Approval of director remuneration limit